Filed by Arrival Group

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No.: 333-251339

Subject Companies:

Arrival S.à r.l.

CIIG Merger Corp.

(Commission File No. 001-39159)

The following is a join press release made by CIIG Merger Corp. and Arrival S.à r.l. on February 19, 2021.

Arrival Group Announces Five New Members to Global Board of Directors

Expected members of Board of Directors bring a diverse set of expertise with backgrounds from companies spanning Marvel, Hyundai Motor Company and Hearst, underpinned by track records of success

NEW YORK and LONDON, FEB 19, 2021 — Arrival Group, the global technology company creating electric vehicles (“EVs”) with its game-changing technologies, announced today that it expects to appoint five initial members to its Board of Directors, upon the consummation of the pending business combination between Arrival Group, Arrival S.à r.l (“Arrival”), and CIIG Merger Corp. (NASDAQ: CIIC) (“CIIG”), a U.S. publicly-traded special purpose acquisition company. Arrival Group, the combined company, will become a publicly listed company and its ordinary shares will be listed on NASDAQ under the new ticker symbol “ARVL”, upon consummation of the business combination.

Founded in 2015, Arrival is producing best-in-class commercial electric vehicles using a new method of design and production. This new method takes Arrival’s strong intellectual property portfolio of in-house developed technologies and scalable platforms and combines them with its pioneering and rapidly scalable Microfactory assembly process. We believe this approach enables the creation of many different electric vehicle types including light commercial vans and large buses, that provide maximum functionality, an elevated experience and significantly lower prices than other EVs.

Arrival Group’s initial global Board of Directors is expected to include:

•

Peter Cuneo, who will become the Non-Executive Chairman of Arrival Group’s Board, serves as the Chief Executive Officer and Chairman of the Board of Directors of CIIG; Peter was the former President and Chief Executive Officer of Marvel Entertainment Inc.

•

Avinash Rugoobur, current President and Chief Strategy Officer for Arrival; Avinash formerly served as Head of Strategy and mergers and acquisitions for General Motors Cruise and led advanced technology activities for General Motors in Silicon Valley

•

Jae Oh, current Vice President and Head of Corporate Development at Hyundai Motor Group; Jae leads a broad spectrum of strategic investment activities for Hyundai ranging from Series A to mergers and acquisitions

•

Kristen O’Hara, current Senior Vice President and Chief Business Officer of Hearst Magazines; Kristen formerly served as Chief Marketing Officer, Global Media for Time Warner Inc. (now Warner Media, LLC). Kristen currently serves as a Director of CIIG

•	Alain Kinsch, who until his retirement in 2020, served as Ernst & Young S.A.’s Luxembourg Country Managing Partner and EMEIA Private Equity Fund Leader for over a decade

•	Two additional nominees to be named later

“We are at a pivotal moment in Arrival’s journey, as we focus on execution. These board members will bring an extensive wealth of knowledge and invaluable varied business experience to Arrival Group as we scale up production and expand our global reach over the coming years,” said Denis Sverdlov, founder and CEO of Arrival. “The strength and diversity of the board members’ backgrounds reflects the scope of Arrival’s vision. Their guidance will be extremely valuable as the company accelerates the move to zero-emission transportation ecosystems for communities around the world.”

Commenting on the board, Peter Cuneo stated, “From the outset, I have been impressed by Arrival’s entirely different approach to the design and production of transportation and their insistence that a better system and model exists for the EV market. Their diligence has enabled Arrival to be a powerfully effective organization, setting a high standard for commercial EVs and the path to production. In our effort to assemble a world-class Board of Directors, Arrival Group has found an international group of business leaders, passionate to help guide the company and allow senior management to leverage their extensive experience as they capitalize on the opportunity ahead and transform the mobility market.”

Arrival Group will announce two additional members for its global Board of Directors and its committee leadership at a later date.

About Arrival

Arrival is reinventing the automotive industry with its entirely new approach to the design and assembly of electric vehicles. Low CapEx, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival was founded in 2015 and is headquartered in the United Kingdom, with over 1,400 global employees located in offices across the United States, Germany, Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first two microfactories in South Carolina, US and Bicester, UK in 2021.

About CIIG

CIIG Merger Corp. (NASDAQ: CIIC) is a Delaware special purpose acquisition company founded by Peter Cuneo, Gavin Cuneo and Michael Minnick for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG’s units, Class A common stock and warrants trade on the NASDAQ under the ticker symbols “CIICU,” “CIIC,” and “CIICW” respectively.

Important Information for Investors and Shareholders

In connection with the proposed business combination, Arrival Group has filed a registration statement on Form F-4, which includes a proxy statement, with the SEC. Additionally, CIIG has filed, and will continue to file, other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of CIIG are urged to read the registration statement / proxy statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

CIIG, Arrival Group and Arrival and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of CIIG’s directors and executive officers in CIIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 12, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CIIG’s stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available. Information concerning the interests of CIIG’s participants in the solicitation, which may, in some cases, be different than those of CIIG’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the proposed transaction, the anticipated timing of the proposed transaction, the anticipated timing of Arrival becoming a publicly listed Company, the products offered by Arrival and the markets in which it operates, the anticipated announcement of the appointment of additional members to Arrival’s Board of Directors, and Arrival Group’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG’s securities, (ii) the risk that the transaction may not be completed by CIIG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG and Arrival, the satisfaction of the minimum trust account amount following redemptions by CIIG’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the impact of COVID-19 on Arrival’s business and/or the ability of the parties to complete the proposed transaction; (vii) the effect of the announcement or pendency of the transaction on Arrival’s business relationships, performance, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Arrival and potential difficulties in Arrival employee retention as a result of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Arrival Group, Arrival or CIIG related to the business combination agreement or the proposed transaction, (x) the ability to maintain the listing of CIIG’s securities on the NASDAQ Stock Market, (xi) the price of CIIG’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Arrival operates, variations in performance across competitors, changes in laws and regulations affecting Arrival business and changes in the combined capital structure,

(xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (xiv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (xx) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (xxi) that Arrival has identified material weaknesses in its internal control over financial reporting which, if not corrected, could adversely affect the reliability of Arrival’s financial reporting (xxii) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; (xxiii) the risk that Arrival is unable to secure or protect its intellectual property; and (xxiv) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CIIG’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by CIIG from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival Group, Arrival and CIIG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Arrival Group, Arrival nor CIIG gives any assurance that either Arrival Group, Arrival or CIIG will achieve its expectations.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CIIG, Arrival or Arrival Group, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

PRIIPs / Prospectus Regulation /IMPORTANT – EEA AND UK RETAIL INVESTORS — The ordinary shares to be issued by Arrival Group in the proposed transaction (the “Ordinary Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this announcement relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the Ordinary Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the Ordinary Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

For more information, please visit www.arrival.com.